November 6, 2017

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tributary Funds, Inc. File Nos. 033-85982 and 811-08846

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Tributary Funds, Inc. (the “Company”). Ms. Kim Browning of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments, on September 25, 2017 and November 1, 2017, regarding Post-Effective Amendment No. 55 to the Company’s Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”), filed on August 25, 2017 with respect to the Tributary Small/Mid Cap Fund (the “Fund”). The following are the comments provided and the Company’s response to each:

Prospectus

Front Cover Page and Back Cover Page

1.	Comment: The statements “Forward Motion. Momentum. Success” give the impression of guaranty of performance. Please remove these statements from the Prospectus.

Response: The requested change has been made.

Front Cover Page

2.	Comment: Please remove the statement “and Privacy Policy” from the front-cover of the Prospectus.

Response: The requested change has been made.

3.
Comment: Concerning the sentence: “The Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) have not approved or disapproved these securities or determined that this Prospectus is truthful or complete” on the front-cover of the Prospectus, please remove reference to the CFTC in the sentence.

Response: The requested change has been made.

Expense Table

4.	Comment: Please confirm supplementally that the Expense Table does not assume a fee limitation that extends beyond the period of any applicable Expense Waiver Agreement.

Response: The Company confirms that the Expense Table and related footnotes and Example will disclose fee limitations only for the period that any applicable Expense Waiver Agreement remains in effect. The Expense Waiver Agreement will remain in effect for one-year from the effective date of the Company’s Registration Statement amendment with respect to the Fund through November 8, 2018.

5.
Comment: In the footnotes to the Expense Table, please state that fee limitations are contractual. Please file any applicable Expense Waiver Agreement as an exhibit to the Company’s Registration Statement amendment.

Response: The Company confirms that the fee limitations are contractual, and are based on an Expense Waiver Agreement between the Company, on behalf of the Fund, and Tributary Capital Management, LLC (the “Adviser”), the Fund’s investment adviser. The executed Expense Waiver Agreement will be filed as an exhibit to the Company’s Registration Statement amendment.

6.
Comment: Please disclose in a footnote to the Expense Table or in the section of the Prospectus titled “Management of the Fund - Fees” whether the Fund’s Adviser can recoup waived fees or reimbursed expenses. If so, please verify that these waivers or reimbursements can be recouped only within 3 years from the date when an amount was waived or reimbursed, and that recoupment may only occur as long as the recoupment would not cause the Fund’s net annual operating expenses to exceed its then-current expense limitation and the expense limitation in place at the time of waiver or reimbursement.

Response: Pursuant to the Expense Waiver Agreement with the Company on behalf of the Fund, the Adviser may recoup any waived fees and/or reimbursed expenses within three years of the date of the waiver or reimbursement, so long as the recoupment does not cause the Fund’s net annual operating expenses to exceed its then-current expense limitation and the expense limitation in place at the time of waiver or reimbursement. This disclosure is included in the Prospectus under the section titled “Management of the Fund – Fees.”

Principal Investment Strategies and Risks

7.
Comment: For each of the Fund’s principal investment strategies, the Prospectus should also include corresponding risk disclosures for that strategy. Please confirm that each of the Fund’s principal investment strategies and risks are disclosed in response to Item 4 and Item 9 of Form N-1A.

Response:  Each of the Fund’s principal investment strategies and their related risks are disclosed in the Prospectus in response to Item 4 and Item 9 of Form N-1A.

8.	Comment: Please confirm that the Fund is to invest in preferred stocks as a principal investment strategy.

Response: The Fund expects to invest in preferred stocks as a principal investment strategy and the related risks of preferred stocks are disclosed in the Prospectus.

9.	Comment: Please state how the Adviser determines when the Fund’s portfolio securities are to be sold.

Response: The requested disclosure has been included in the Prospectus.

Management - Portfolio Managers

10.
Comment: Per the requirements of Item 5(b) of Form N-1A, please disclose if the portfolio managers have joint and primary responsibility for the day-to-day management of the Fund. Please include similar disclosures in response to Item 10(a)(2) of Form N-1A.

Response: The disclosures have been included in response to Item 5(b) and Item 10(a)(2) of Form N-1A to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Principal Investment Objective, Strategies, and Risks of the Tributary Small/Cap Fund – Principal Investment Strategies

11.	Comment: Please explain supplementally why $35.1 million ($32.7 million as of September 30, 2017) is an appropriate threshold for the Fund’s capitalization range for securities purchased by the Fund.

Response: $32.7 million is currently the lowest capitalization for companies included in the Russell 2500 Index. As a representative industry index, the capitalization ranges of companies in the Russell 2500 Index were selected in creating the definition of small and mid-market capitalization companies for the Fund.

Principal Investment Strategies and Risks

12.
Comment: Please state whether common stocks, securities convertible into common stocks, such as convertible bonds, convertible preferred stocks, options and rights are securities included in the Fund’s 80% investment policy.

Response: Yes, each of these securities is included in the Fund 80% investment policy. Appropriate risk disclosures have been added to the Prospectus.

13.	Comment: Please state whether foreign securities are securities included in the Fund’s 80% investment policy.

Response: No, foreign securities are not included in the Fund’s 80% investment policy.

14.	Comment: Please state if bonds are to be included in the Fund’s 80% investment strategy, and include appropriate risk disclosures related to the Fund’s bond investments.

Response: Convertible bonds are included in the Fund’s 80% investment policy. Appropriate risk disclosures are included in the Prospectus.

15.	Comment: Please include a definition of American Depositary Receipts in the Prospectus and Statement of Additional Information.

Response: A definition of American Depositary Receipts has been included in the Prospectus and Statement of Additional Information.

Risks

16.	Comment: Please clarify whether “emerging markets” means international or foreign markets.

Response: The Prospectus disclosure has been revised to clarify that emerging markets are foreign markets.

Portfolio Holdings of the Funds

17.	Comment: If applicable, disclose if the Fund’s policies and procedures concerning the disclosure of portfolio holdings are available on the Fund’s web-site. Item 9(d) to Form N-1A.

Response: The Fund does not make policies and procedures with respect to the disclosure of its portfolio securities separately available on the Fund’s web-site.

Excessive Trading

18.
Comment: Please disclose that the Fund may restrict only purchases of Fund shares as part of its excessive trading policy, or explain why restrictions on redemptions or exchanges are permitted under the policy in accordance with Section 22(e) of the 1940 Act.

Response: The section of the Prospectus titled “Restrictions on Transactions” discloses that, as part of the Fund’s policy to deter short-term or excessive trading, the Fund has sole discretion to restrict or reject purchases only. Redemptions or exchanges of Fund shares are not restricted under the Fund’s policy to deter short-term or excessive trading.

19.	Comment: Please disclose whether the Fund accommodates frequent purchases and redemptions of Fund shares.

Response: The Fund does not accommodate frequent purchases and redemptions of Fund shares. Further, the Fund’s transfer agent periodically examines transactions that exceed monetary thresholds or numerical limits within a 90 day period as part of the Fund’s policy to deter market timing.

20.	Comment: Please confirm that the disclosures included under the section titled “Restrictions on Transactions,” include any applicable disclosures called for in Item 11(e)(4)(iii) of Form N-1A

Response: The Fund confirms that the Prospectus includes disclosures applicable to the Fund within Item 11(e)(4)(iii) of Form N-1A.

Transaction Policies – Share Price

21.
 Comment: Please clarify the disclosures to state that if the Fund receives a buy or sell order by the Fund’s daily valuation time of 4 p.m. Eastern time, a shareholder will receive that day’s net asset value per share.

Response: The requested change has been made.

Redemption Payments

22.
Comment: The Prospectus states: “The Fund intends to pay cash for all shares redeemed, but under unusual conditions may make payment wholly or partly in portfolio securities whose value equals the redemption price.” Please reference the requirements of Item 11(c) of Form N-1A and disclose risks applicable to redemptions in-kind. If the Fund expects to make redemptions in-kind in unusual circumstances, please disclose these circumstances.

Response: The Fund has revised the disclosures to be consistent with the comment, and included disclosures concerning risks of in-kind redemptions.

23.
Comment: Please disclose in the Prospectus under the section titled “Redemption Payments” the circumstances under which the Fund may suspend a shareholder’s right of redemption, as disclosed in the Fund’s Statement of Additional Information under the section titled “Additional Purchase, Redemption and Exchange Information - Redemptions.”

Response: The requested change has been made.

Management of the Fund – Fees

24.
Comment: Please supplementally confirm and disclose that fee waivers or expense reimbursements can be recouped only within 3 years from the date of a waiver or reimbursement, and that recoupment may only occur so long as the recoupment would not cause the Fund’s net annual operating expenses to exceed its then-current expense limitation and the expense limitation in place at the time of waiver or reimbursement.

Response: The Fund so confirms, and requested changes have been made.

Management of the Fund – Service Plan

25.
Comment: Please include disclosures in the Prospectus concerning purchase and redemption of Fund shares through financial intermediaries, currently disclosed in the section of the Prospectus titled “Management of the Fund – Service Plan,” with the disclosures in the section of the Prospectus titled “Buying, Selling, and Exchanging Shares.”

Response: The requested change has been made.

26.
Comment: The Prospectus discloses that: “Such purchase and redemption orders will be deemed to have been received by the Fund at the time an authorized financial intermediary accepts the orders.” Please revise the sentence to state that orders are deemed received by the Fund at the time an authorized financial intermediary receives the orders. Please state the time by which the financial intermediary must timely receive orders.

Response: The requested change has been made.

27.	Comment: Please disclose what timely receipt of an order and payment from a financial intermediary is considered to be for the Fund.

Response: The Fund has revised the disclosures to state that an order and payment must be received by the transfer agent from a financial intermediary by 9:30 a.m. Eastern time the business day after an order was timely received by the intermediary.

Statement of Additional Information (SAI)

Investment Policies and Risks

1.	Comment: In the section titled “Investment Policies and Risks” confirm that the Fund’s principal investment policies are disclosed in the Fund’s Prospectus.

Response: Each of the Fund’s principal investment policies are disclosed in the Prospectus.

2.
Comment: In the section titled “Investment Policies and Risks - Fixed Income Securities,” please include disclosures concerning the Fund’s investments in fixed income securities in the Prospectus if fixed income securities are a principal investment of the Fund.

Response: Fixed income securities are not a principal investment of the Fund, and accordingly are disclosed in the Statement of Additional Information.

3.
Comment: In the section titled “Investment Policies and Risks – Securities of Other Investment Companies,” please disclose in the Prospectus Expense Table Acquired Fund Fees and Expenses if such expenses exceed 0.01% of the Fund’s assets, and confirm that Acquired Fund Fees and Expenses are otherwise included in Other Expenses.

Response: The Fund confirms that Acquired Fund Fees and Expenses are expected to be less than 0.01% of the Fund’s assets, and that otherwise Acquired Fund Fees and Expenses will be included in Other Expenses.

4.
Comment: In the section titled “Investment Restrictions,” please clarify the disclosures concerning any exemption the Fund is expected to have with respect to its status as a commodity pool under the Commodity Exchange Act.

Response: The disclosures have been clarified as requested.

5.
Comment: In the section titled “Net Asset Value” please state supplementally if the Fund is to invest in futures contracts; please disclose if it is expected to be a principal investment strategy and if so please revise the Prospectus to include futures as a principal strategy. State supplementally what percentage of the Fund’s assets are to be in invested in futures and derivative securities generally.

Response: The Fund does not expect to invest in futures contracts as a primary investment strategy; however, the Fund may do so as a non-primary investment strategy. Accordingly, disclosures concerning the Fund’s use of futures and related risks are included in the Statement of Additional Information. Between 0% and 5% of the Fund’s assets are expected to be invested in futures. The Fund does not intend to invest in other derivatives.

6.
Comment: Please confirm supplementally that the Fund will comply with Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management Guidance Update dated July 2013 ("IM Guidance”) with respect to investments in certain derivative securities.

Response: The Fund confirms that the Fund’s disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

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Thank you for your comments. Please contact me at 402.964.5027 if you have any additional questions or comments.

Very truly yours,

/s/ David E. Gardels
David E. Gardels